UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

VISTEON CORPORATION
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
92839U107
(CUSIP Number)
David Kelly, Esq.
UBS AG
677 Washington Blvd
Stamford CT 06901
203-719-3000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 09, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92839U107

1	NAMES OF REPORTING PERSONS UBS AG directly and on behalf of certain subsidiaries

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

[WC]

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland

	7	SOLE VOTING POWER

NUMBER OF		156,073

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		156,073

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

156,073

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.12%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

BK

Page 2 of 10 Pages

CUSIP No.	92839U107
This Amendment No. 3 supplements the information set forth in the Schedule 13D filed by the Reporting Persons (as defined therein) with the United States Securities and Exchange Commission on May 18, 2010 (the “Schedule 13D”), and amended by Amendment No. 1 on June 22, 2010 (“Amendment No. 1”) and Amendment No. 2 on June 29, 2010 (“Amendment No. 2”), relating to the shares of Common Stock, par value $1.00 per share (the “Shares”) of Visteon Corporation, a Delaware corporation (“Issuer”). Capitalized terms used herein and not otherwise defined have the meaning assigned to such terms in the Schedule 13D.
The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby amended as follows:

Item 1.	Security and Issuer.
This Statement on Schedule 13D relates to shares of Common Stock, par value $1.00 per share (the “Shares”) of Visteon Corporation, a Delaware corporation (“Issuer”) held by UBS AG. The address of the principal executive office of the Issuer is One Village Center Drive, Van Buren Township, Michigan 48111.

Item 2.	Identity and Background.
(a) — (c) This Schedule 13D is being filed on behalf of UBS AG (the “Reporting Person”). UBS AG’s principal business offices are located at:
Bahnhofstrasse 45
CH-8001
Zurich, Switzerland
and
Aeschenvorstadt 1
CH-4051
Basel, Switzerland
UBS AG is a major international banking and financial firm. UBS AG, a Swiss banking corporation, is publicly owned, and its shares are listed on the Zurich and New York exchanges. UBS Securities LLC is a wholly owned subsidiary of UBS AG. Like most securities firms, UBS Securities LLC is, and has been, a defendant in numerous legal actions brought by private plaintiffs relating to its securities business that allege various violations of federal and state securities laws. UBS AG files annual reports on Form 20-F with the SEC, and also files quarterly reports and certain other material information with the SEC under cover of Form 6-K. These reports are publicly available. These reports include material information about UBS Securities LLC matters, including information about any material litigation or administrative proceedings.
Further, UBS AG, UBS Securities LLC and other affiliated entities, like most large, full service investment banks and broker-dealers, receive inquiries and are sometimes involved in investigations by the Federal Reserve Bank, SEC, NYSE and various other regulatory organizations and government agencies. UBS AG and its affiliates and subsidiaries fully cooperate with the authorities in all such requests. UBS Securities LLC regularly reports to the Financial Industry Regulatory Authority, Inc on form B-D and to the SEC on the Schedule E to Form ADV investigations that result in orders. These reports are publicly available.

Page 3 of 10 Pages

CUSIP No.	92839U107
(d) — (e) During the last five years, the Reporting Person, nor to the best of the Reporting Person’s knowledge, any of the executive officers has not (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws, except as follows:
Auction Rate Securities: UBS was the subject of an SEC investigation and state regulatory actions relating to the marketing and sale of auction rate securities (ARSs) to clients, and to UBS’s role and participation in ARS auctions and underwriting of ARSs. UBS was also named in several putative class actions and individual civil suits and arbitrations. The regulatory actions and investigations and the civil proceedings followed the disruption in the markets for these securities and related auction failures since mid-February 2008. At the end of 2008 UBS entered into settlements with the SEC, the New York Attorney General (NYAG) and the Massachusetts Securities Division whereby UBS agreed to offer to buy back ARSs from eligible customers within certain time periods, the last of which begins on 30 June 2010, and to pay penalties of USD 150 million (USD 75 million to the NYAG, USD 75 million to the other states). UBS’s settlement is largely in line with similar industry regulatory settlements. UBS has settled with the majority of states and is continuing to finalize settlements with the rest. The SEC continues to investigate individuals affiliated with UBS regarding the trading in ARSs and disclosures.
US Cross-Border: UBS AG has been the subject of a number of governmental inquiries and investigations relating to its cross-border private banking services to US private clients during the years 2000-2007. On 18 February 2009, UBS AG announced that it had entered into a Deferred Prosecution Agreement (DPA) with the US Department of Justice Tax Division (DOJ) and the United States Attorney’s Office for the Southern District of Florida, and a Consent Order with the SEC, relating to these investigations. Pursuant to the DPA, the DOJ agreed that any further prosecution of UBS will be deferred for a period of at least 18 months, subject to extension under certain circumstances such as UBS needing more time to complete the implementation of the exit of its US cross-border business. If UBS satisfies all of its obligations under the DPA, the DOJ will refrain permanently from pursuing charges against UBS relating to the investigation of its US cross-border business. As part of the resolution of an SEC claim that UBS acted as an unregulated broker dealer and investment advisor in connection with its US cross-border business, UBS reached a consent agreement with the SEC on the same date.
On 19 August 2009, UBS executed a settlement agreement with the US Internal Revenue Service (IRS) and the DOJ, to resolve the previously reported enforcement action relating to the “John Doe” summons served on UBS in July 2008 (UBS-US Settlement Agreement). At the same time, the United States and Switzerland entered into a separate but related agreement (Swiss-US Government Agreement). On 31 March 2010, the Swiss and US governments signed a protocol amending the Swiss-US Government Agreement, and the agreement, as amended by the protocol, was approved by the Swiss Parliament on 17 June 2010.
Because UBS complied with all of its obligations set forth in the UBS-US Settlement Agreement required to be completed by 31 December 2009, the IRS withdrew the “John Doe” summons with prejudice as to all accounts not covered by the treaty request. Subject to UBS’s compliance with its further obligations set forth in the UBS-US Settlement Agreement, the IRS is obligated to withdraw the “John Doe” summons with prejudice as to the accounts subject to the treaty request no later than 24 August 2010 upon the actual or anticipated delivery to the IRS of information relating to accounts covered by the treaty request that does not differ significantly from the expected results, or upon receipt of all relevant account information from any source concerning 10,000 open or closed undisclosed UBS AG accounts. UBS has completed its delivery of information on over 4,450 accounts to the Swiss Federal Tax Administration

Page 4 of 10 Pages

CUSIP No.	92839U107
(SFTA). The SFTA is in the process of reviewing this information in order to determine what can be provided to the IRS under the terms of the Swiss-US Government Agreement. If the SFTA completes this review and issues its decisions in late August as expected, and an independent consultant issues in September a satisfactory report on our exit from the US cross-border business as contemplated by the DPA and SEC Consent Order, UBS should be in a position to achieve a final, comprehensive resolution of the DPA, the SEC Consent Order and the John Doe Summons Settlement Agreement by October.
(f) The Reporting Persons may be deemed to be members of a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”). See Item 6 below. The Reporting Persons expressly disclaim that they have agreed to act as a group.

Item 5.	Interest in Securities of the Issuer.
(a) — (b) As of July 30, 2010, the number of Shares outstanding was 130,245,880 according to the Issuer’s Form 10-Q filed on August 9, 2010. As of the date hereof, the Reporting Persons are the beneficial owners of 156,073 Shares, which constitutes 0.12% of the Issuer’s outstanding Shares. The Reporting Persons have the sole power to vote and sole power to dispose of 156,073 Shares. The information set forth in Item 6 of this Schedule 13D as amended or supplemented is hereby incorporated herein by reference.
(c) Except as set forth on Exhibit A attached hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date of this Schedule 13D by the Reporting Persons or, to their knowledge, by any executive officer or director of the Reporting Persons.
(d) Except for clients of UBS AG or its affiliates who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock, if any, held in client accounts with respect to which UBS AG or employees of UBS AG have voting or investment discretion, or both, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby supplemented by adding the following at the end thereof:
On August 9, 2010 by release of the Investors’ signature pages thereto, the Issuer and the Investors and the Additional Purchasers (as defined below) entered into the Third Amendment to the Equity Commitment Agreement. The Third Amendment to the Equity Commitment Agreement amends, among other things, (i) Section 3.1(a) to include the agreement of certain additional purchasers (“Additional Purchasers”) to subscribe for and purchase certain shares of new Common Stock originally intended to be purchased by the Investors, (ii) Section 3.3 to provide the Investors with a right to purchase some or all of the shares held by Additional Purchasers upon a default by such Additional Purchasers, (iii) Section 3.6 to provide the Additional Purchasers with limited assignment rights with respect to any interest or participation in the Shares they are to purchase,

Page 5 of 10 Pages

CUSIP No.	92839U107
(iv) Section 4.3 to allow Additional Purchasers to be reimbursed for actual, documented out-of-pocket costs and expenses incurred by them on or prior to the date of the Third Amendment; provided, that such reimbursement does not exceed $4,250,000 in the aggregate for all Additional Purchasers, (v) Article VI and Article VII, pursuant to which the Additional Purchasers have made certain representations and warranties to the Issuer and have agreed to comply with certain covenants, respectively, including Section 7.16 whereby the Additional Purchasers have agreed to generally support the Plan and withdraw with prejudice their appeal of the Bankruptcy Court’s June 17, 2010 order authorizing the Debtors to enter into a Plan Support Agreement, an Equity Commitment Agreement, and a Cash Recovery Backstop Agreement, (vi) Section 9.1(b) to include the obligations of the Additional Purchasers to indemnify various parties, and (vii) Section 11.9 to allow Additional Purchasers to bring actions for equitable relief for breaches by the Issuer of the Third Amendment to the Equity Commitment Agreement and to limit the remedies the Issuer may have against the Additional Purchasers. The above summary of the material terms of the Third Amendment to the Equity Commitment Agreement is qualified in its entirety by reference to the text of the Third Amendment to the Equity Commitment Agreement, a copy of which is attached hereto as Exhibit L.
Upon entering into the Third Amendment to the Equity Commitment Agreement, the Reporting Persons, the other Investors, and the Additional Purchasers may be deemed to be a “group” pursuant to Section 13(d)(3) of the Exchange Act. The Reporting Persons do not expressly affirm membership in a group with any of the Investors or Additional Purchasers, and disclaim beneficial ownership of any Shares held by the Investors (other than the Reporting Persons) or Additional Purchasers. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any Shares beneficially owned by any of the Investors (other than the Reporting Persons) or Additional Purchasers for purposes of Section 13(d) of the Exchange Act, the rules promulgated thereunder or for any other purpose.

Item 7.	Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby supplemented1 by adding the following at the end thereof:
Exhibit A — Transactions in the Shares effected in the past 60 days
Exhibit L — Third Amendment to Equity Commitment Agreement, dated as of August 9, 2010, by and between Visteon Corporation, certain investors, and certain additional purchasers.

[1]	If the Reporting Persons traded Visteon Shares in the past 60 days, they must amend and restate Exhibit A to the Schedule 13D.

Page 6 of 10 Pages

CUSIP No.	92839U107
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: August 11, 2010

By:	/s/ Anthony DeFilippis
	Name:	Anthony DeFilippis
	Title:	Executive Director

By:	/s/ Gordon Kiesling
	Name:	Gordon Kiesling
	Title:	Executive Director

Page 7 of 10 Pages